November 6, 2009
VIA EDGAR
Mr. John P. Nolan
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank Mutual Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Commission File No. 000-31207
Dear Mr. Nolan:
This letter responds to the comments made by the Commission’s Staff in its letter, dated October 9, 2009, to Bank Mutual Corporation, relating to disclosures in Bank Mutual Corporation’s 2008 Form 10-K and Forms 10-Q for the First and Second Quarters 2009. In prior communications with John Spitz, we stated that we would submit our response by November 6, 2009.
The responses are organized by reference to the numbered comment paragraphs in your letter. For convenient reference, the Staff’s comments are set forth in italics prior to our responses, all of which are set out on Exhibits A and B to this letter.
In responding to your letter, we use the terms “we,” “our” or “Company” to refer to Bank Mutual Corporation and its subsidiaries generally, not specifically to any individuals in particular. The term “Bank” refers to our wholly-owned subsidiary Bank Mutual.
*       *       *
We trust that you will find this letter responsive to your comments. Please feel free to contact me or Michael T. Crowley, Jr., the Company’s Chairman, President, and Chief Executive Officer,

4949 West Brown Deer Road	-	P.O. Box 245034	-	Milwaukee, WI 53224-9534	-	[414] 354-1500
bankmutualcorp.com

Mr. John Nolan
November 6, 2009

at (414) 354-1500, or Kenneth V. Hallett, our outside legal counsel, at (414) 277-5345, if you have any questions or need further information.
Sincerely,
/s/ Michael W. Dosland
Michael W. Dosland
Senior Vice President and
Chief Financial Officer

cc:	Mr. John Spitz
Mr. Michael T. Crowley, Jr.
Kenneth V. Hallett, Esq.

Exhibit A
Form 10-K for Fiscal Year Ended December 31, 2008
Asset Quality, page 13
1. We note your response to comment three from our letter dated July 20, 2009 specifically as it relates to your use of appraisals for collateral dependent loans. Please tell us your accounting policies and procedures relating to your use of appraisals when the loans is originated, is performing, and becomes non-performing (non-accrual/impaired). Your response only addresses your appraisal procedures for loans on or about the time of foreclosure or repossession of the underlying collateral. For each of these loan stages, please address the following:
•	How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•	The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•	How you account for any partially charged-off collateral dependent loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).
Additionally and as a result of this comment, please revise your future filings beginning with your Form 10-Q for the period ended September 30, 2009 accordingly.
RESPONSE:
Appraisals at Origination Please note our response on page A-4 of our letter to you dated August 13, 2009, and similarly on page 42 of Form 10-Q filed with the Commission on August 10, 2009, “We obtain appraisals or similar estimates of value prior to the origination of mortgage loans or other secured loans.” To clarify, independent third-party appraisals are obtained prior to the origination of any first mortgage loan originated by the Company. In reference to multi-family and commercial real estate loans, please note that this practice is also disclosed on page 11 of our 2008 Form 10-K filed with the Commission on March 5, 2009. As stated therein, “These loans typically do not exceed 80% of the lesser of the purchase price or an appraisal by an appraiser designated by us.” As such, appraisals obtained at the time of a loan’s origination are generally used for underwriting purposes only and have little or no impact on the Company’s accounting policies or procedures at the time of origination.

Appraisals on Performing Loans Updated appraisals are not generally obtained on performing loans unless a borrower in good standing expresses interest to refinance or otherwise renegotiate the terms of a loan. Even in such instances, management judgment with respect to the circumstances surrounding the borrower, the loan, and/or the collateral, may justify reliance on the original appraisal. We perform a formal credit review on all performing non-homogenous loans at least annually to determine that it is still probable we will collect all amounts due on the loan according to the contractual terms of the agreement. It is extremely rare for this process to result in the need for an updated appraisal and management is not currently aware of any specific performing loans for which an updated appraisal is necessary. If, as a result of this formal credit review, a performing loan is determined not to be impaired, the process is considered complete.
Appraisals on Non-Performing Loans In general, the Company classifies loans as non-performing when they become 90-days past due. Exceptions to this practice are extremely rare and none of the specific loans discussed later in this letter remained classified as performing loans after they became 90-days past due. From time-to-time loans may also be classified as non-performing prior to becoming 90-days past due based on management judgment. However, such occurrences have also been rare in the Company’s experience. Please refer to page 15 of our 2008 Form 10-K, which describes the Company’s general practice with respect to non-performing loans: “the Company generally stops accruing income on loans when interest or principal payments are greater than 90 days in arrears or earlier when the timely collectibility of such interest or principal is doubtful.”
Classification of a loan as “non-performing” does not automatically result in a determination that a loan is collateral dependent, which has typically been the point at which management makes a decision on whether or not to obtain an updated appraisal. Furthermore, the degree of close attention that we are able to give to individual problem loans (due to a relatively low volume of such loans), permits us to make a determination of collateral-dependency that is not driven by a bright-line test or strict policy requirement. Rather, such determination depends on management’s judgment regarding the facts and circumstances surrounding the loan, the borrower, the guarantor on the loan, and other factors. When we determine that the repayment of the loan is expected to be provided solely by the underlying collateral, we conclude that the loan is collateral dependent. In some instances, because of the facts and circumstances surrounding a particular loan, there could be an extended period of time between management’s identification of a problem loan or potential problem loan and a determination that it is probable that such loan is or will become collateral dependent. This is particularly true when a loan relationship or the underlying collateral is complex in nature. In light of these facts, it is difficult for management to typify the timing of this process, as requested by the Staff. However, based on recent examples (as outlined in our response to Comment #2, below), we have noted the length of time shorten between when a loan is classified as non-performing and when we consider the loan to be collateral dependent. In management’s view, this development is attributable to the deterioration in commercial real estate markets during 2009 and we believe it is a trend that will continue as long as economic conditions and/or commercial real estate values remain depressed.
When management determines that it is probable that a loan is or is likely to become collateral dependent, an updated appraisal may be ordered at that time based on facts and circumstances. Please note in our letter to you dated August 13, 2009, and similarly on page 42 of Form 10-Q filed on August 10, 2009: “When a loan becomes collateral dependent, we measure impairment based on the estimated fair value of the underlying collateral. Such estimates are based on our judgment or, when considered appropriate, on an updated appraisal or similar evaluation. We typically obtain updated appraisals on or about the time of foreclosure or repossession of the underlying collateral. However, we may also obtain updated appraisals prior to foreclosure when we consider it to be prudent.”
Prior to receipt of an updated appraisal, management has typically relied on the original appraisal and knowledge of the condition of the collateral, as well as the current market for the collateral, to estimate the Company’s exposure to loss on a collateral dependent loan. In the judgment of management, this practice was acceptable in periods of relative stability in real estate markets. However, as a result of recent market evidence, as well as specific examples that indicate substantial deterioration in commercial real estate markets during 2009 (refer to our response to Comment #2, below), management has recently found it to be prudent in most cases to obtain updated appraisals as soon as it is determined that it is probable that a loan is or is likely to become collateral dependent. Accordingly, we expect that as long as economic conditions and/or real estate markets remain depressed, we will continue to obtain updated appraisals earlier in the evaluation process than may have been typical during more stable real estate markets. Regardless, the decision to obtain an updated appraisal will continue to be based primarily on management’s assessment of collateral-dependency and not on classification of a loan as non-performing.
The Company records allowance for loan losses and related provisions on each loan for which it is determined that the fair value of the collateral is less than the carrying value of the loan balance. This is true regardless of whether the estimate of fair value is based on an updated appraisal or on an internal management assessment. Allowance for loan losses are typically charged off when the Company receives title to the collateral as a result of formal foreclosure proceedings, receipt of a deed in lieu of foreclosure, or when, in the judgment of management, an “in-substance foreclosure” has occurred. However, as a result of laws designed to protect the interests of borrowers in foreclosure proceedings, as well as legal efforts taken by borrowers to protect their interest in the collateral, there is sometimes an extended period of time between the time an allowance is established on a collateral dependent loan and its ultimate charge-off. Each circumstance is different, so it is difficult for management to typify the timing of this process. Please note that the Company’s charge-off policy is disclosed on page 16 of its 2008 Form 10-K.
The Company continues to classify collateral dependent loans as non-performing loans regardless of whether or not such loans have an allowance for loss or have been partially charged-off. To management’s knowledge, the Company has not had an instance in which a partially charged-off loan or a loan with an allowance for loss has returned to performing status, nor has the Company had any instances in which the terms on collateral dependent loans have been modified. In working with problem borrowers, if the Company cannot develop a repayment plan that substantially complies with the original terms of the loan agreement, the Company’s practice has been to pursue foreclosure or repossession of the underlying collateral. As a matter of practice, the Company does not restructure troubled loans in a manner that results in a loss under current accounting guidance nor does the Company restructure delinquent loans in a manner that results in them being reclassified as performing loans.

2. As a related matter, we note your response to comment three from our letter dated July 20, 2009 discloses your monitoring procedures in place for managing collateral risk (i.e. regularly monitoring loan payment status, conducting periodic site visits and inspections, etc.). In your response to comments one and two from our most recent response letter, we note significant time lapses between the receipt of appraisals. We also note time lapses when a loan is determined to be non-accrual/impaired to when the loan is foreclosed upon or repossessed, which could impact the timeliness and valuation of these collateral dependent loans. Please revise future filings beginning with your Form 10-Q for the period ended September 30, 2009 and provide us with a detailed explanation of the procedures you perform absent and in between the receipt of updated appraisals (i.e. internal valuations, broker price opinions, etc.) to ensure that your collateral dependent loans are valued appropriately on a periodic basis. To further help in our understanding, please use the non-accrual/impaired loans provided in your responses to comments one and two as examples in explaining these procedures performed.
RESPONSE:
$9.1 million loan secured by a completed condominium project This loan was determined to be collateral dependent in the third quarter of 2008, which in this instance was the same quarter the Company placed the loan on non-accrual. At that time, we obtained updated financial information and determined that the borrower and the guarantor had little or no personal net worth and no other source of repayment other than the ultimate liquidation of the underlying collateral. We received an updated, independent appraisal during that period and established an allowance of $1.3 million by September 30, 2008, based on such appraisal. This allowance was based on the expected selling prices of the condominium units according to the appraisal, less expected holding and selling costs. Based on the appraisal being relatively recent and there having been no unexpected developments with respect to the property, we concluded the allowance as recorded was appropriate as of December 31, 2008.
During the first quarter of 2009, we reviewed the valuation of the collateral with the independent appraiser in light of the cancellation of an anticipated sale of one of the condominium units, as well as continued lack of new sales of condominium units. Based on our discussions with the appraiser, we reduced the expected release price on each of the units and increased the expected carrying costs. As a result of these decisions, we determined that an additional $1.3 million increase to the allowance for loan loss was necessary to reflect the reduced estimate of the fair value of the collateral. In our judgment, it was not necessary to obtain a formal, updated, independent appraisal at that time. In addition, the allowance was considered appropriate as recorded as of the end of the second quarter of 2009 because the evaluation in the previous quarter did not contemplate significant sales activity until the peak summer sales period later in the year.
Due to a continued lack of condominium sales during the peak summer sales period of 2009, we obtained an updated, independent appraisal in September 2009. As a result of this appraisal, we recorded an additional allowance for loan loss of $900,000. Furthermore, the Bank assumed physical control of the property during the third quarter and reclassified the collateral as “in-substance” foreclosed real estate. The entire $3.4 million allowance for loan loss was charged-off at that the time of the transfer to foreclosed real estate. We expect to execute a formal agreement with the borrower during the fourth quarter of 2009 to complete the legal transfer of title to the collateral to the Company.
In summary, we transferred this loan to non-performing status, recognized it as collateral dependent, recorded appropriate loss allowances, and ultimately charged it off, in the appropriate periods. We believe our judgments were appropriate at the time they were made and were based on conditions we believed existed at the time such decisions were made.
$3.0 million loan secured by an apartment building This loan became 90-days past due and was placed on non-accrual in the fourth quarter of 2006. At that time, we determined that it was likely that the borrower and guarantor had little or no net worth and no other source of repayment other than the ultimate liquidation of the underlying collateral. Accordingly, we determined that the loan was collateral dependent at that time. An allowance for loan loss of $300,000 was established in the same quarter, although it was increased to $540,000 by the end of 2007. The basis for these allowances was described to the Staff in comment #10 of our letter to you dated June 15, 2009.
The collateral that secured this loan was obtained by the Company through a deed in lieu of foreclosure during the first quarter of 2009. We obtained an updated appraisal in the first quarter, which indicated a carrying value of $2.2 million for the property. The difference between the loan amount and the new carrying value was charged-off during the first quarter of 2009 and the property was transferred to foreclosed real estate. We have listed the property for sale and have received three offers to purchase in excess of the carrying value. Although all of these offers have since expired, we continue to have discussions with the party that submitted the most favorable of these offers. Accordingly, we do not anticipate additional loss on this property at this time.
In summary, we transferred this loan to non-performing status, recognized it as collateral dependent, recorded appropriate loss allowances, and ultimately charged it off, in the appropriate periods. From the fourth quarter of 2006 through the first quarter of 2009 management continued to work with this borrower to develop alternatives to foreclosure. During much of this timeframe, nothing came to our attention to indicate that the loss allowances we had established were not appropriate. Furthermore, in our judgment it was not necessary to obtain an updated appraisal on this property during this time period.
$2.4 million loan secured by a retail building This loan became 90-days past due and was placed on non-accrual in the fourth quarter of 2008. We continued to work with the borrower in the first and second quarter of 2009 to develop alternatives to foreclosure. However, these efforts were exhausted during the second quarter of 2009 and the guarantor on the loan declared personal bankruptcy in the following quarter. We determined at that time that it was unlikely this loan would return to performing status and that it was probable that this loan was collateral dependent. However, at the time we believed it was unlikely the Company would incur a loss based on an August 2007 appraisal of $3.3 million, adjusted for our knowledge and assessment of the collateral and the current market for such collateral. In our judgment it was not necessary to obtain an updated appraisal prior to foreclosure due to our assessment of the collateral.

During the third quarter of 2009 the Company received a deed in lieu of foreclosure from the borrower. As such, the Company transferred this loan to foreclosed real estate and recorded a $1.0 million loss. This loss was based on an updated appraisal that was received in September 2009. Although we have not yet listed this property for sale, we are in the process of showing it to a number of interested parties at a sale price that we ultimately believe will approximate the property’s current carrying value of $1.4 million.
In summary, we transferred this loan to non-performing status, recognized it as collateral dependent, recorded an appropriate loss, and ultimately charged-off the loan, in the appropriate periods.
$2.4 million loan secured by developed land This loan became 90-days past due and was placed on non-accrual in the third quarter of 2007. In the following quarter we determined that it was likely this loan would not return to performing status and was collateral dependent. It was at that time that the borrower and guarantor provided updated detailed financial information that enabled us to determine that they had little or no net worth and no other source of repayment other than the ultimate liquidation of the underlying collateral. Accordingly, we established an allowance for loan loss of $400,000 in that quarter. This allowance was based on our estimate of the loss the Company would incur if it were to foreclose and liquidate this property, along with the collateral on a number of other cross-collateralized loans that the same borrower has with the Company, but which are currently performing. Our estimate was based on original appraisals that date from 2004, as well as our knowledge of the collateral and the market for the collateral. The allowance was increased to $500,000 in the first quarter of 2009 to reflect management’s internal assessment of the value of the underlying lots that comprise the collateral on this loan. Due to the cross-collateralization with other performing loans, management elected to not obtain an updated appraisal on this property.
The Company is not currently seeking foreclosure on the collateral for this loan because the guarantor is currently in compliance with an agreement in which the guarantor has maintained the cross-collateralized loans in a performing status.
In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and recorded appropriate loss allowances, all in the appropriate periods. We do not believe charge-off of the related allowance would be appropriate on this loan at this time.
$1.3 million loan secured by developed land This loan became 90-days past due and was placed on non-accrual during the third quarter of 2008. Although the loan was determined to be collateral dependent at that time due to a lack of other sources of repayment, we elected to not obtain an updated appraisal based on an original loan-to-value ratio of 65% using a December 2007 appraisal. Accordingly, no loss allowance has been established on this loan. We commenced foreclosure proceedings during the second quarter of 2009 and expect to be awarded title to the property in the fourth quarter of 2009. In the interim, we have become aware of a qualified buyer to purchase the property at a price that exceeds the carrying value of the loan. In light of this development, we have concluded that the fair value of the collateral continues to exceed the carry value of the loan.

In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and appropriately determined that no loss allowance was necessary, all in a timely manner.
$800,000 loan secured by a single-family residence This loan became 90-days past due and was placed on non-accrual during the third quarter of 2008. Although the loan was determined to be collateral dependent at that time due to a lack of cooperation from the borrower, in management’s judgment there was no need to establish an allowance for loan loss. This decision was based on an original appraisal from January 2006, as adjusted for management’s knowledge of the collateral and the market for the collateral, as well as informal discussions with a local real estate broker. In addition, the Company has obtained a deficiency judgment against the borrower that management believes is collectible in the event the ultimate disposition of the property results in a shortfall. In light of these facts, management has elected to not obtain an updated appraisal on this property at this time. The foreclosure process is not expected to be completed on this property until 2010.
In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and appropriately determined that no loss allowance was necessary, in the appropriate periods.
$2.0 million loan secured by a multi-tenant office/showroom This loan became 90-days past due and was placed in non-accrual during the first quarter of 2009. During the first and second quarter the borrower continued to make partial payments on the loan and we continued to work with the borrower and guarantor to develop alternatives to foreclosure. However, during the third quarter we determined that it was probable this loan would not return to performing status and would become collateral dependent. It was then that we became aware that the borrower had lost a major tenant and that a potential sale of the property to a third party was not going to occur in a timely manner. The borrower has offered the Company a deed in lieu of foreclosure. As a result of these developments, we obtained an updated appraisal and recorded an allowance for loan loss of $816,000 during the third quarter of 2009.
In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and recorded an appropriate loss allowance, in the appropriate periods. The allowance will be charged-off upon the receipt of a deed in lieu of foreclosure in accordance with the Company’s typical practice.
$837,000 loan secured by a single-tenant converted office building This loan became 90-days past due and was placed in non-accrual during the first quarter of 2009. We continued to work with the borrower and guarantor on this loan during the first and second quarter to develop alternatives to foreclosure. Despite these efforts, during the third quarter we determined that it was probable this loan would not be returned to performing status and would become collateral dependent. It was then that we determined that the borrower and guarantor had no other realistic sources of repayment for the loan other than the ultimate liquidation of the underlying collateral. As a result, we obtained an updated appraisal and recorded an allowance for loan loss of $565,000 during the third quarter of 2009.

In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and recorded an appropriate loss allowance, in the appropriate periods. The allowance will be charged-off upon the completion of foreclosure in accordance with the Company’s typical practice, which is not expected to occur until 2010.
$4.5 million loan secured by an office building This loan became 90-days past due and was placed in non-accrual during the third quarter of 2009. It was also determined to be collateral dependent at that time due to a lack of other sources of repayment. We obtained an updated appraisal during the quarter and recorded an allowance for loan loss of $1.9 million. The foreclosure process is not expected to be completed on this property until 2010.
In our judgment we transferred this loan to non-performing status, recognized it as collateral dependent, and recorded an appropriate loss allowance, in the appropriate periods. The allowance will be charged-off upon the completion of foreclosure in accordance with the Company’s typical practice.
*       *       *
Portions of our responses to the above comments have been included in our Form 10-Q which we expect to file with the Commission on November 9, 2009. Please refer to Exhibit B of this letter.
*       *       *

Excerpt from 10-Q to be filed on November 9, 2009	Exhibit B
Please note: the bold, italicized portions of the following Form 10-Q excerpt represent discussion added as a result of the Staff’s letter.
Asset Quality. The following table summarizes non-performing loans and assets as of the dates indicated:

	At September 30	At December 31
	2009	2008
	(Dollars in thousands)
Non-accrual mortgage loans:
One- to four-family	$11,552	$8,185
Multi-family	810	13,255
Commercial real estate	17,916	8,420
Construction and development	—	—

Total non-accrual mortgage loans	30,278	29,860

Non-accrual consumer loans:
Secured by real estate	1,321	759
Other consumer loans	148	400

Total non-accrual consumer loans	1,469	1,159
Non-accrual commercial business loans	789	1,494

Total non-accrual loans	32,536	32,513
Accruing loans delinquent 90 days or more	906	576

Total non-performing loans	33,442	33,089
Foreclosed properties and repossessed assets	16,339	4,768

Total non-performing assets	$49,781	$37,857

Non-performing loans to loans receivable, net	2.14%	1.81%

Non-performing assets to total assets	1.40%	1.08%

Allowance for loan losses to non-performing loans	41.07%	36.89%

Allowance for loan losses to total loans	0.88%	0.67%

Net charge-offs (1)	$7,296	$1,013

Net charge-offs to average loans (annualized)	0.56%	0.05%

Allowance for loan losses	$13,734	$12,208

(1)	The dollar amounts shown for net charge-offs are for the nine and twelve month periods ended September 30, 2009, and December 31, 2008, respectively.
During the nine months ended September 30, 2009, the Company’s non-performing loans increased by $353,000 or 1.1%. Compared to June 30, 2009, however, non-performing loans decreased by $2.8 million or 7.8%. During the third quarter the Company transferred to foreclosed real estate a completed condominium project that formerly secured a $9.1 million loan and a retail shopping center that formerly secured a $2.4 million loan. As previously described, these transfers were reduced by loss allowances of $3.4 million and $1.0 million that had been established against these loans, respectively. Earlier in the year the Company also accepted deeds in lieu of foreclosure on two other large loans and transferred the related collateral to foreclosed real estate. Total foreclosed real estate, which is a component of other assets, was $16.3 million at September 30, 2009, compared to $9.9 million at June 30, 2009, and $4.8 million at December 31, 2008.
During the third quarter a $4.5 million loan secured by a multi-tenant office building defaulted and was determined to be collateral dependent. A $1.9 million allowance for loan loss was established against this loan, as previously described. The Company is proceeding with foreclosure on this loan. Also during the third quarter a $2.2 million loan secured by a retail shopping center and a $1.1 million loan secured by partially developed land defaulted and were placed on non-accrual. The Company continues to work with these borrowers and does not believe that a loss is probable on these loans at this time, although there can be no assurances.
Included in non-performing loans at both September 30, 2009, and June 30, 2009, was a $2.4 million loan secured by developed and vacant land, a $2.0 million loan secured by a multi-tenant office showroom, and an $837,000 loan secured by a single-tenant office building. The Company has determined that these loans are collateral dependent and has established loss allowances of $500,000, $816,000, and $565,000, respectively, against these loans. The $500,000 was established in a prior period, whereas the latter two were established in the third quarter of 2009 as part of the $2.3 million provision for loan loss described in an earlier paragraph.
The Company’s non-performing loans were 2.14% of loans receivable as of September 30, 2009, compared to 2.23% at June 30, 2009, and 1.81% as of December 31, 2008. The ratios of non-performing assets to total assets were 1.40%, 1.34%, and 1.08% as of these same dates, respectively.

A summary of the allowance for loan losses is shown below for the periods indicated:

	Nine Months	Twelve Months
	Ended	Ended
	September 30	December 31
	2009	2008
	(Dollars in thousands)
Balance at the beginning of the period	$12,208	$11,774
Provision for loan losses	8,822	1,447

Charge-offs:
Mortgage loans	(5,759)	(613)
Consumer loans	(344)	(411)
Commercial business loans	(1,223)	(34)

Total charge-offs	(7,326)	(1,058)

Recoveries:
Mortgage loans	—	—
Consumer loans	30	45
Commercial business loans	—	—

Total recoveries	30	45

Net charge-offs	(7,296)	(1,013)

Balance at the end of the period	$13,734	$12,208

Net charge-offs to average loans (annualized)	0.56%	0.05%

Allowance as a percent of total loans	0.88%	0.67%

Allowance as a percent of non-performing loans	41.07%	36.89%

The Company’s allowance for loan losses increased to $13.7 million or 0.88% of total loans at September 30, 2009, compared to $13.4 million or 0.82% at June 30, 2009, and $12.2 million or 0.67% at December 31, 2008. As a percent of non-performing loans, the Company’s allowance for loan losses was 41.1% at September 30, 2009, compared to 36.9% at both June 30, 2009, and December 31, 2008. The dollar increase in the allowance was caused by the additional loss allowances that were established in the 2009 periods, as described in preceding paragraphs. Also contributing was an addition to the allowance earlier in the year that reflected management’s general concerns related to continued deterioration in economic conditions and declines in real estate values, as previously mentioned. Management has maintained this subjective adjustment to historical loss rates on a consistent basis throughout 2009. These developments were offset in part by the specific loan charge-offs described in preceding paragraphs. In addition, the Company has experienced an increase in loan charge-off activity in recent periods related to its portfolio of residential and consumer loans due to the current economic recession.
The allowance for loan losses has been determined in accordance with GAAP. Management is responsible for the timely and periodic determination of the amount of the allowance required. Future provisions for loan losses will continue to be based upon management’s assessment of the overall loan portfolio and the underlying collateral, trends in non-performing loans, current economic conditions, and other relevant factors. To the best of management’s knowledge, all known and inherent losses have been provided for in the allowance for loan losses.

In determining the allowance for loan losses, management considers loans to be collateral dependent when, in its judgment, there is no source of repayment for the loan other than the ultimate sale or disposition of the underlying collateral. Factors management considers in making this determination typically include, but are not limited to, the length of time a borrower has been delinquent with respect to loan payments, the nature and extent of the financial or operating difficulties experienced by the borrower, the performance of the underlying collateral, the availability of other sources of cash flow or net worth from the borrower and/or guarantor, and the borrower’s immediate prospects to return the loan to performing status. In some instances, because of the facts and circumstances surrounding a particular loan relationship, there could be an extended period of time between management’s identification of a problem loan and a determination that it is probable that such loan is or will become collateral dependent. Based on recent experience, however, management has noted the length of time shorten between when a loan is classified as non-performing and when it is considered to be collateral dependent. In management’s view, this development is attributable to the deterioration in commercial real estate markets during 2009. Management believes this is a trend that will continue as long as economic conditions and/or commercial real estate values remain depressed.
When a loan becomes collateral dependent, management measures impairment based on the estimated fair value of the underlying collateral. Such estimates are based on management’s judgment or, when considered appropriate, on an updated appraisal or similar evaluation. Updated appraisals have typically been obtained on or about the time of foreclosure or repossession of the underlying collateral. Prior to receipt of the updated appraisal, management has typically relied on the original appraisal and knowledge of the condition of the collateral, as well as the current market for the collateral, to estimate the Company’s exposure to loss on a collateral dependent loan. In the judgment of management, this practice was acceptable in periods of relative stability in real estate markets. However, as a result of deterioration in commercial real estate markets during 2009, as well as the Company’s recent experience, management believes that as long as economic conditions and/or real estate markets remain depressed updated appraisals will continue to be obtained on collateral dependent loans earlier in the evaluation process than may have been typical during periods of more stable real estate markets.
The Company records allowance for loan losses and related provisions on each loan for which it is determined that the fair value of the collateral is less than the carrying value of the loan balance. This is true regardless of whether the estimate of fair value is based on an updated appraisal or on an internal management assessment. Allowance for loan losses are typically charged off when the Company receives title to the collateral as a result of formal foreclosure proceedings, receipt of a deed in lieu of foreclosure, or when, in the judgment of management, an “in-substance foreclosure” has occurred.
The Company has policies and procedures in place to manage its exposure to credit risk (including collateral risk) related to its lending operations. As a matter of policy, the Company limits its lending to geographic areas in which it has substantial familiarity and/or a physical presence. Currently, this is limited to certain specific market areas in Wisconsin and contiguous states. In addition, from time-to-time the Company will prohibit or restrict lending in situations in which the underlying business operations and/or collateral exceed management’s tolerance for risk. For example, the Company does not currently make loans secured by hotels, motels, resort properties, restaurants, or bars. The Company obtains appraisals or similar estimates of value prior to the origination of mortgage loans or other secured loans. It also manages its exposure to collateral risk by regularly monitoring loan payment status, conducting periodic site visits and inspections, obtaining regular financial updates from large borrowers and/or guarantors, corresponding regularly with large borrowers and/or guarantors, and/or updating appraisals as appropriate, among other things. These procedures are emphasized when a borrower has failed to make scheduled loan payments, has otherwise defaulted on the terms of the loan agreement, or when management has become aware of a significant adverse change in the financial condition of the borrower, guarantor, or underlying collateral.
As a result of applying management judgment in accordance with GAAP, it is possible that there may be periods when the amount of the allowance and/or its percentage to total loans may decrease even though non-performing loans may increase.
The establishment of the amount of the loan loss allowance inherently involves judgments by management as to the adequacy of the allowance, which ultimately may or may not be correct. Higher rates of loan defaults than anticipated would likely result in a need to increase provisions in future years. Also, as multi-family, commercial real estate, construction and development, and commercial business loan portfolios increase, additional provisions would likely be added to the loan loss allowances as they carry a higher risk of loss. The dollar amount of these types of loans tends to be larger than the Company’s average single family loan and, therefore, any loss that the Company experiences on these loans could be larger than what it has historically experienced on single family loans.

B-5